SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Item
1.	Announcement dated August 20, 2003.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated September 1, 2003	By: (Sd.) Fiona Nott

Name: Fiona Nott
Title: Company Secretary

3

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness, and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Media Touch Group Limited
(incorporated in the British Virgin Islands with limited liability)

     JOINT ANNOUNCEMENT
PROPOSED PRIVATISATION OF
iLINK HOLDINGS LIMITED

BY

     MEDIA TOUCH GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW)
AT THE CANCELLATION PRICE OF HK$0.035 PER SCHEME SHARE

AND

RESUMPTION OF TRADING

The directors of PCCW, Media Touch and iLink jointly announce that on August 14, 2003, Media Touch requested the directors of iLink to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of iLink by way of the Scheme.

Media Touch, an indirect wholly-owned subsidiary of PCCW, proposes that all Scheme Shares will be cancelled in exchange for HK$0.035 in cash for each Scheme Share. As at the date of this announcement, the Scheme Shareholders were interested in 2,744,224,610 Shares representing approximately 52.10% of the issued share capital of iLink and Media Touch was interested in 2,523,150,000 Shares, representing approximately 47.90% of the issued share capital of iLink. The amount of cash required in order to effect the Proposal is approximately HK$96.0 million. The consideration payable under the Scheme will be financed out of internal resources of the PCCW Group. BNP Paribas Peregrine, the financial adviser to iLink, is satisfied that sufficient financial resources are available to Media Touch for the implementation of the Proposal. As at the date of this announcement, there were no outstanding options, warrants or convertible securities issued by iLink.

The Proposal will be implemented by way of the Scheme. Following the Effective Date, the listing of the Shares on GEM will be withdrawn and iLink will become a wholly-owned subsidiary of Media Touch. The Proposal is conditional upon the fulfilment or waiver, as applicable, of the conditions as described in the section headed “Conditions of the Proposal” below. All conditions will have to be fulfilled or waived, as applicable, on or before February 29, 2004 (or such later date as Media Touch and iLink may agree and the Court may allow), otherwise, the Scheme will lapse.

iLink will send to the Shareholders a document containing further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Court’s rules, information regarding iLink, Media Touch and PCCW, the recommendations of the independent board committee of iLink in respect of the Proposal, a letter of advice from the independent financial adviser to such independent board committee, a notice of the Court Meeting and a notice of the EGM.

At the request of iLink, trading in the Shares on GEM was suspended from 9:30 a.m. on August 15, 2003, pending the issue of this announcement. An application has been made by iLink to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on August 21, 2003 on GEM.

Shareholders and potential investors should be aware that the implementation of the Proposal is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus may or may not become effective. They are advised to exercise caution when dealing in the Shares.

INTRODUCTION

On August 14, 2003, Media Touch requested the directors of iLink to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of iLink by way of the Scheme involving the cancellation of all the Scheme Shares, as a result of which it is intended that iLink will become a wholly-owned subsidiary of Media Touch.

TERMS OF THE PROPOSAL

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive HK$0.035 in cash for every Scheme Share held.

The Price represents:

  a premium of approximately 75.0% over the closing price of HK$0.020 per Share as quoted on GEM on August 14, 2003 (being the last trading day prior to the suspension of trading in the Shares pending the issue of this announcement);

  a premium of approximately 75.0% over the average closing price of about HK$0.020 per Share based on the daily closing prices as quoted on GEM over the 5 trading days up to and including August 14, 2003;

  a premium of approximately 66.7% over the average closing price of about HK$0.021 per Share based on the daily closing prices as quoted on GEM over the 30 trading days up to and including August 14, 2003;

  a premium of approximately 52.2% over the average closing price of about HK$0.023 per Share based on the daily closing prices as quoted on GEM over the 120 trading days up to and including August 14, 2003;

  a discount of approximately 16.7% to the audited consolidated net asset value per Share of about HK$0.042 as at December 31, 2002; and

  a discount of approximately 7.9% to the unaudited consolidated net asset value per Share of about HK$0.038 as at June 30, 2003.

As at the date of this announcement, there were 5,267,374,610 Shares in issue and the Scheme Shareholders were interested in 2,744,224,610 Shares, representing approximately 52.10% of the issued share capital of iLink. At the Price, which was arrived at after taking into account the factors set out in the section headed “Reasons for the Proposal”, the Proposal values the entire issued share capital of iLink at approximately HK$184.4 million. The amount of cash required in order to effect the Proposal is approximately HK$96.0 million. The consideration payable under the Scheme will be financed out of internal resources of the PCCW Group. BNP Paribas Peregrine, the financial adviser to iLink, is satisfied that sufficient financial resources are available to Media Touch for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Proposal will become effective and binding on iLink and all Scheme Shareholders subject to the fulfilment or waiver (as applicable) of the following conditions:

(a)	the approval of the Scheme by a majority in number of the Scheme Shareholders present and voting either in person or by proxy at the Court Meeting, provided that:
	(i)	the Scheme is approved by the Independent Shareholders holding at least 75% in value of those Scheme Shares that are voted either in person or by proxy at the Court Meeting; and
	(ii)	the Scheme is not disapproved by the Independent Shareholders at the Court Meeting holding more than 10% in value of all the Scheme Shares held by the Independent Shareholders;
(b)	the passing of a special resolution to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the share capital of iLink) by a majority of at least three-fourths of the Shareholders present and voting, in person or by proxy, at the EGM;

(c)	the sanction of the Scheme (with or without modifications) and confirmation of the reduction of capital included in the Scheme by the Court and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Court and minutes for registration;

(d)	compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of iLink;

(e)	all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(f)	all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective; and

(g)	all necessary consents which may be required under any existing contractual obligations of iLink being obtained (if any).

Media Touch reserves the right to waive condition (g), either in whole or in respect of any particular matter. Conditions (a) to (f) cannot be waived in any event.

Assuming that the above conditions are fulfilled (or, as applicable, waived in whole or in part), it is expected that the Scheme will become effective on or before February 29, 2004.

Shareholders and/or potential investors should be aware that implementation of the Proposal is subject to the conditions set out above being fulfilled or waived, as applicable and thus may or may not become effective. They are advised to exercise caution when dealing in the Shares.

WITHDRAWAL OF LISTING OF SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled. Share certificates for the Shares held by the Scheme Shareholders will thereafter cease to have effect as documents of, or evidence of title. iLink will apply to the Stock Exchange for the withdrawal of the listing of the Shares on GEM. The Scheme Shareholders will be notified of the exact dates of the Court Meeting and the EGM to approve and give effect to the Scheme, and the dates on which the Scheme and the withdrawal of the listing of the Shares on GEM will become effective. The Scheme will lapse if it does not become effective on or before February 29, 2004 (or such later date as Media Touch and iLink may agree and the Court may allow), and the Scheme

Shareholders will be notified by way of a press announcement accordingly. A detailed timetable of the Proposal will be included in a Scheme document of iLink to be despatched to the Shareholders, which will also contain, including but not limited to, further details of the Proposal. Further announcement of the timetable of the Proposal will be made as and when necessary.

If the Scheme is not approved or lapses, iLink will not apply to the Stock Exchange for the withdrawal of the listing of Shares on GEM.

SHAREHOLDING STRUCTURE OF iLINK

The table below sets out the shareholding structure of iLink as at the date of this announcement and immediately following implementation of the Proposal:

			Immediately following
	As at the date of this		implementation of the
Shareholders	announcement		Proposal

	Number of		Number of
	Shares	%	Shares	%

Media Touch	2,523,150,000	47.90	2,523,150,000	100.00

Mr. Tam Wai Keung, Billy	1,081,350,000	20.53	--	--
(Note 1)

HSBC Trustee (Note 2)	400,500,000	7.60	--	--

Newspeed Technology (Note 3)	468,639,845	8.90	--	--

Other public shareholders	793,734,765	15.07	--	--

Total	5,267,374,610	100.00	2,523,150,000	100.00

Notes:

1.	Mr. Tam Wai Keung, Billy is the Chief Executive Officer and an executive director of iLink.
2.	HSBC Trustee is the trustee of The RadarNet Trust (a discretionary trust) under which HSBC Trustee may at its discretion sell and transfer Shares to certain beneficiaries who are directors, employees or consultants of iLink or its direct or indirect subsidiaries, holding companies, shareholders or associated companies.

3.	Newspeed Technology is an indirect wholly-owned subsidiary of Henderson Investment and is an independent shareholder of iLink.

Following the Effective Date and the withdrawal of listing of the Shares on GEM, iLink will become a wholly-owned subsidiary of Media Touch.

As at the date of this announcement, no option had been granted or agreed to be granted by iLink and there were no other outstanding warrants or convertible securities of iLink.

REASONS FOR THE PROPOSAL

In line with market situation in the United States and Europe, the data centre business in Asia has encountered continuing difficulties over the past two years which were caused mainly by the worldwide overall downturn in the technology sector worldwide and demand for data centre facilities have been growing slower than anticipated resulting in the restructuring and/or consolidation of a number of leading international data centre service providers.

The iLink Group has been making losses since its establishment in 1999 and its relevant markets have been and continue to be affected by poor sentiment and uncertainty which has adversely affected the business performance of the iLink Group.

PCCW invested in the iLink Group in September 1999 as a venture-capital investment. PCCW also has interests in a network of data centres in greater China through facilities located in Hong Kong, Beijing and Shanghai. These data centres are focused on providing a secure and reliable environment in managed hosting services, security services, network and facilities management and monitoring.

PCCW believes that data centre service is an essential element of the integrated business solution for its customers. In addition, it is continually evaluating strategic realignment opportunities and has been reviewing the potential synergy of its data centre businesses in order to evaluate the opportunities that may be afforded by rationalisation of those businesses.

PCCW considers that the consolidation of its data centre business and that of the iLink Group should enhance the operational efficiency of the iLink Group’s business and may provide the opportunity to enable iLink to restructure its position and thereby ensure a path for the continued participation in the industry within PCCW’s enlarged operation.

Since the listing of the Shares on GEM in March 2001, trading in the Shares has been extremely thin. There were only three trading transactions in the Shares with a total turnover of 170,000 Shares for the 12-month period preceding the date of this announcement. Further, the Shares have been trading at below their issue price of HK$0.256 (as adjusted for the subdivision of its ordinary shares of HK$0.1 each into five Shares on August 17, 2001) since July 10, 2001. During the period from July 11, 2001 to August 14, 2003, the Shares were traded within the range of HK$ 0.02 and HK$ 0.252 per Share, and generally at a descending trend.

Given the lack of trading activities in the Shares and the outlook of the data centre business in general, PCCW expects that the general interest of actual and potential investors in iLink will remain low. PCCW considers that no tangible benefit will be derived from the continued listing of the Shares on GEM.

As a result of the reasons stated above, Media Touch, an indirect wholly-owned subsidiary of PCCW, has put forward the Proposal to the board of directors of iLink. In considering the terms of the Proposal, Media Touch has taken into account the following principal factors:

  the unaudited consolidated net asset value of the iLink Group as at June 30, 2003;

  the financial results of the iLink Group in the past few years;

  potential synergies which may be derived from consolidating the data center businesses;

  the outlook of the data centre business;

  the prevailing market conditions; and

  the cost of maintaining the listing of Shares on GEM.

The directors of iLink concur with Media Touch’s view. In view of the prevailing market price and the low liquidity of the Shares, the directors of iLink also believe that the Proposal provides an opportunity for all Scheme Shareholders to realise their investment in iLink at a premium to the prevailing market price of the Shares. In the circumstances, the directors of iLink have decided to put forward the Proposal to the Scheme Shareholders for their consideration.

INFORMATION ON iLINK

iLink currently operates two data centres in Hong Kong, providing Internet connectivity, dedicated server hosting and co-location services, and a range of valued-added services.

A summary of the audited consolidated results of the iLink Group for each of the two years ended December 31, 2001 and 2002 and the unaudited consolidated results of the iLink Group for the six months ended June 30, 2003 is set out below:

			(Unaudited)
			For the six
	(Audited)		months
	For the year ended		ended
	December 31,		June 30,

	2001	2002	2003

	HK$’000	HK$’000	HK$’000

Turnover	81,901	54,736	19,938

Operating loss	(43,315)	(107,856)	(23,242)

Loss before taxation	(34,901)	(104,584)	(22,138)

Loss for the year attributable to shareholders	(34,901)	(104,220)	(21,785)

The unaudited consolidated net tangible assets of the iLink Group as at June 30, 2003 and the audited consolidated net tangible assets of the iLink Group as at December 31, 2002 were about HK$199.3 million and HK$219.6 million respectively.

INFORMATION ON MEDIA TOUCH AND PCCW

Media Touch was incorporated in the British Virgins Islands with limited liability and is an indirect wholly-owned subsidiary of PCCW. The principal business activity of Media Touch is investment holding of its interests in iLink.

PCCW is one of Asia’s leading integrated communications companies. From its market-leading position in Hong Kong, PCCW is committed to delivering customer-led total solutions throughout Asia. PCCW provides a spectrum of services including integrated communications, broadband solutions, connectivity, narrowband and interactive broadband (Internet Services), business e-solutions, data centres and related infrastructure. The shares of PCCW are listed on the Main Board and PCCW has securities in the form of American Depositary Receipts listed on the New York Stock Exchange, Inc.

SUSPENSION AND RESUMPTION OF TRADING

At the request of iLink, trading in the Shares on GEM was suspended from 9:30 a.m. on August 15, 2003, pending the issue of this announcement. An application has been made by iLink to the Stock Exchange for the resumption of trading in the Shares with effect from 9:30 a.m. on August 21, 2003 on GEM.

OVERSEAS SHAREHOLDERS OF iLINK

The making of the Proposal to persons not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Scheme Shareholders wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

MEETINGS

As at the date of this announcement, Media Touch was interested in 2,523,150,000 Shares, representing approximately 47.90% of the issued share capital of iLink. The Shares in which Media Touch is interested will not form part of the Scheme Shares and it will not vote at the Court Meeting. In view of the interests of Media Touch in the Proposal, parties who are acting in concert with Media Touch, being Mr. Tam Wai Keung, Billy and HSBC Trustee, who held, at the date of this announcement, 1,081,350,000 and 400,500,000 Shares respectively (representing approximately 20.53% and 7.60% respectively of the issued share capital of iLink) will not vote at the Court Meeting. However, the 1,081,350,000 Shares held by Mr. Tam Wai Keung, Billy and the 400,500,000 Shares held by HSBC Trustee will still form part of the Scheme Shares.

Media Touch and Mr. Tam Wai Keung, Billy have indicated that if the Scheme is approved at the Court Meeting, they will each vote in favour of the special resolution to be proposed at the EGM to approve and give effect to the Scheme (including the cancellation of the Scheme Shares and the reduction of the issued share capital of iLink).

GENERAL

BNP Paribas Peregrine has been appointed as the financial adviser to iLink in connection with the Proposal.

An independent board committee of iLink has been established to advise the Independent Shareholders in connection with the Proposal. An independent financial adviser will be appointed to advise the independent board committee of iLink in connection with the Proposal. An announcement will be made by iLink after it has appointed an independent financial adviser to advise the independent board committee.

A document containing, including but not limited to, further details of the Proposal and the Scheme, the expected timetable, an explanatory statement as required under the Court’s rules, the recommendations of the independent board committee of iLink with respect to the Proposal, a letter of advice from the independent financial adviser to such independent board committee, a notice of the Court Meeting and a notice of the EGM will be despatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code.

There are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code between PCCW and any person acting in concert with it and any other person in relation to shares of PCCW or the Shares which might be material to the Proposal.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

“Authorisations”	all necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal

“BNP Paribas Peregrine”	BNP Paribas Peregrine Capital Limited, the financial adviser to iLink and deemed licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance

“Companies Law”	the Companies Law (2003 Revision) of the Cayman Islands

“Court”	the Grand Court of the Cayman Islands

“Court Meeting”	a meeting of the Scheme Shareholders to be convened at the direction of the Court at which the Scheme will be voted upon

“Effective Date”	the date the Scheme becomes effective in accordance with the Companies Law

“EGM”	the extraordinary general meeting of iLink to be convened to be held immediately following the Court Meeting to consider the capital reduction and the Scheme

“GEM”	the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited

“Henderson Investment”	Henderson Investment Limited, a company incorporated in Hong Kong with limited liability and the securities of which are listed on the Main Board

“iLink”	iLink Holdings Limited, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on GEM

“iLink Group”	iLink and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HSBC Trustee”	HSBC International Trustee Limited, a company incorporated in the British Virgin Islands with limited liability and the trustee of a discretionary trust with beneficiaries that mainly include directors, employees or consultants of iLink or its direct and indirect subsidiaries, holding companies, shareholders or associated companies

“Independent Shareholders”	Shareholders other than Media Touch, Mr. Tam Wai Keung, Billy and HSBC Trustee and parties acting in concert with any of them.

“Main Board”	the stock market operated by the Stock Exchange, which excludes GEM and the options market

“Media Touch”	Media Touch Group Limited, an indirect wholly-owned subsidiary of PCCW and which was beneficially interested in 2,523,150,000 Shares, representing approximately 47.90% in the issued share capital of iLink as at the date of this announcement

“Newspeed Technology”	Newspeed Technology Limited, a company incorporated in the British Virgin Islands with limited liability and an indirect wholly-owned subsidiary of Henderson Investment

“PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board and has securities in the form of American Depositary Receipts listed on the New York Stock Exchange, Inc.

“PCCW Group”	PCCW and its subsidiaries

“Price”	a price of HK$ 0.035 per Scheme Share payable to the Scheme Shareholders under the Scheme

“Proposal”	the proposal for the privatisation of iLink by Media Touch by way of the Scheme

“Relevant Authorities”	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions including the SFC and the Stock Exchange

“Scheme”	a scheme of arrangement under Section 86 of the Companies Law between iLink and the Scheme Shareholders involving the cancellation of all the Scheme Shares

“Scheme Share(s)”	Share(s) held by the Scheme Shareholders

“Scheme Shareholder(s)”	Shareholder(s) other than Media Touch

“SFC”	the Securities and Futures Commission of Hong Kong

“Share(s)”	share(s) of HK$ 0.02 each in the share capital of iLink (after one-to-five share subdivision effective August 17, 2001)

“Shareholder(s)”	holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Takeovers Code”	The Hong Kong Code on Takeovers and Mergers

“HK$”	Hong Kong dollar(s), the lawful currency of Hong Kong

By Order of the board of	By Order of the board of
PCCW Limited	iLink Holdings Limited
Fiona Nott	Tam Wai Keung, Billy
Company Secretary	Director and Chief Executive Officer

By Order of the board of
Media Touch Group Limited
Alexander Anthony Arena
Director

Hong Kong, August 20, 2003

This announcement, for which the directors of iLink collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to iLink.

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of iLink jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to the iLink Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to the iLink Group, the omission of which would make any statement in this announcement misleading.

The directors of Media Touch jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the iLink Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

This announcement will remain on the GEM website located at www.hkgem.com on the “Latest Company Announcement” page for at least 7 days from the day of its posting and on the website of iLink at www.iLink.net.

* for identification purpose only